Exhibit 2.1

DESCRIPTION OF SECURITIES

The descriptions of the securities contained herein summarize the material terms and provisions of the ordinary shares of Galmed Pharmaceuticals Ltd. (the “Company”, “we”, “our” or “us”), registered under Section 12 of the Securities Exchange Act of 1934.

General

The registered share capital of the Company is NIS 90,000,000 divided into 50,000,000 ordinary shares, NIS 1.80 par value per share.

The Nasdaq Capital Market

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “GLMD”.

Memorandum and Articles of Association

Our registration number is 51-495351-2. At the 2014 annual general meeting of shareholders, our shareholders adopted our Articles of Association (the “Original Articles”), which became effective on the consummation of our initial public offering in the United States in March 2014. At the 2023 annual general meeting of shareholders, our shareholders approved a proposal to grant our Board of Directors (the “Board”) discretionary authority to effect a reverse share split of our ordinary shares in the range of up to 1:15 within 12 months of the 2023 annual general meeting of shareholders, and to amend the Original Articles accordingly. On May 15, 2023, following the approval of our Board, we effected a 1-for-15 reverse share split of our authorized ordinary shares, including our issued and outstanding ordinary shares, and the par value of each share was accordingly increased from NIS 0.01 per share to NIS 0.15 per share and adopted our Amended and Restated Articles of Association (the “Amended Articles”). On August 29, 2024, following the approval of our Board, we effected a 1-for-12 reverse share split of our authorized ordinary shares, including our issued and outstanding ordinary shares, and the par value of each share was accordingly increased from NIS 0.15 per share to NIS 1.80 per share and adopted our Amended and Restated Articles of Association (the “Articles”). Under Section 2 of our Articles, the purpose of the Company is to engage in any lawful activity.

Election of Directors

Our Board consists of three classes of directors, with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. In accordance with our Articles, directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary shares do not have cumulative voting rights. As a result, the holders of ordinary shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election.

Under our Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders; or otherwise as provided in the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Our Articles provide that a director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate director. Any alternate director shall be entitled to notice of meetings of the Board and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director.

Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. At present, there are no effective appointments of alternate directors for our Board.

Borrowing Powers

Our Board may from time to time, and at its reasonable discretion, borrow or secure the payment of any sum or sums of money for reasonable Company purposes. The directors may raise or secure the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as they see fit and, in particular, by issuing bonds, perpetual or redeemable debentures, debenture stock or any mortgages, charges or other securities on the undertaking of the whole or any part of the property of the Company, both present and future, including current uncalled capital and called but unpaid capital.

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that Office Holders (as defined in the Companies Law) owe to a company.

An Office Holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an Office Holder to act with the level of care with which a reasonable Office Holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an Office Holder act in good faith and in the best interests of a company. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an Office Holder to act in good faith and for the benefit of a company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the Office Holder received as a result of his or her position as an Office Holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an Office Holder promptly disclose to the board of directors any personal interest that he or she may have concerning any existing or proposed transaction with a company, as well as any substantial information or document with respect thereof. An interested Office Holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered.

Under the Companies Law, a “personal interest” includes an interest of any person in an action or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in a company. A personal interest furthermore includes the personal interest of a person for whom the Office Holder holds a voting proxy or the interest of the Office Holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy, even if such shareholder itself has no personal interest in the approval of the matter. An Office Holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such Office Holder in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

Approval Procedure

If an Office Holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the articles of association of a company provide for a different method of approval. Our Articles do not provide for any such different method of approval. Further, so long as an Office Holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the Office Holder that would otherwise be deemed a breach of the duty of loyalty. However, a company may not approve a transaction or action that is adverse to such company’s interest or that is not performed by the Office Holder in good faith. Approval first by a company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction in which an Office Holder has a personal interest. Arrangements regarding the Office Holders’ terms of office and employment (which includes compensation, indemnification or insurance) generally require the approval of the remuneration committee, board of directors and, in certain circumstances, the shareholders, in that order, and must generally be consistent with the Company’s Compensation Policy.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. Generally, if a majority of the members of the audit committee and the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee and/or the board of directors on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Transactions with Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a controlling shareholder or an officer who is a controlling shareholder of a company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction.

Extraordinary transactions, including private placement transactions, with a controlling shareholder or in which a controlling shareholder has a personal interest, and engagements with a controlling shareholder or his or her relative, directly or indirectly, including through a corporation under his or her control, regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of service or employment, require the approval of the audit committee or remuneration committee, the board of directors and the shareholders of a company by a Special Majority, in that order.

Arrangements regarding the terms of office and employment of a controlling shareholder who is an Office Holder, and the terms of employment of a controlling shareholder who is an employee of a company, require the approval of the remuneration committee, board of directors and the shareholders by a Special Majority, in that order, with respect to Office Holders’ compensation.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Dividends and Dividend Policy

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors. The Articles provide that the Board may from time to time declare, and cause the Company to pay, such dividends as may appear to it to be justified by the profits of the Company and that the Board has the authority to determine the time for payment of such dividends and the record date for determining the shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require shareholder approval.

Pursuant to our Articles, subject to the rights of holders of shares with limited or preferred rights, ordinary shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

Payment of dividends may also be subject to Israeli withholding taxes.

Transfer of Shares

Ordinary shares which have been fully paid-up are transferable by submission of a proper instrument of transfer to the Company or its transfer agent together with the certificate of the shares to be transferred and such other evidence, if any, as the directors may require to prove the rights of the intending transferor in the transferred shares.

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, declared as enemies of Israel.

Shareholder Meetings

Our Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors then in office or upon the demand of the holder or holders of 10% of the Company’s issued share capital and 1% of its voting rights or upon the demand of the holder or holders of 10% of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of 1% of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting, and if such item relates to the appointment of a director, the holder or holders shall hold at 5% of the Company’s voting rights in order to make such request.

According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, or the General Meeting Regulations, holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, generally by submitting a proposal within seven days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least 21 days prior to publicizing the convening of a meeting (stating its intention to convene such meeting and the agenda thereof), within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

Pursuant to the Companies Law and regulations promulgated thereunder with respect to the convening of general meetings in a public company, shareholder meetings generally require prior notice of not less than 21 days, and for certain matters specified in the Companies Law, not less than 35 days. The function of the annual general meeting is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and fix their remuneration and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in general meeting.

Our Articles determine that the quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares comprising in the aggregate more than 33.33% of the voting rights of the Company. If a meeting is convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any two shareholders present in person or by proxy at such meeting shall constitute a quorum even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company.

Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors (if applicable), approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, or if such denial is necessary to protect our interest or protect a trade secret or patent.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward a company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of interested party transactions and acts of Office Holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders have a further duty of fairness toward a company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote or a shareholder class vote and any shareholder who has the power to appoint or to prevent the appointment of an Office Holder of the company or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Mergers and Acquisitions under Israeli Law

(i) Merger

The Companies Law permits merger transactions if approved by each party’s board of directors, and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

(ii) Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each of member of the board of directors have in the offer or stems therefrom.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

(iii) Full Tender Offer

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides, subject to certain exceptions, that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares unless tendering an offer to purchase all of the outstanding shares of the company or the applicable class of the shares. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the purchaser may provide in its offer that an offeree who accepted the tender offer will not be entitled to such rights.

If the conditions set forth above are not met, the purchaser may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital.

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date hereof, no preferred shares are authorized under our Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles, which requires the affirmative vote of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at a general meeting at which a quorum is present. The convening of the general meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Articles and the Companies Law as described above in “— Shareholder Meetings.”

In addition, certain provisions of the Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The classification of the Board into three classes with terms of approximately three years each, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

Changes in Capital

Our Articles enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits and an issuance of shares for less than their nominal value (under certain circumstances), require the approval of both our Board and an Israeli court.

Changes in Shareholder Rights

Pursuant to our Articles, if at any time the share capital is divided into different classes of shares, the Company may by shareholder resolution, unless otherwise provided by the terms of issue of the shares of that class, modify, convert, broaden, add or otherwise alter the rights, privileges, advantages, restrictions and provisions related or unrelated at that time to the shares of any class with the sanction of a resolution passed by a simple majority of those present, personally or by proxy, and voting thereon at a separate general meeting of the holders of the shares of that class. Such majority approval is consistent with Israeli law.